EXHIBIT 12.1
RADNET, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
 (in thousands)
(unaudited)

	Three Months Ended		Nine Months Ended		Years Ended				Two Months Ended		Years Ended
	September 30,		September 30,		December 31,				December 31,		October 31,
	2010	2009	2010	2009	2009	2008	2007	2006	2006	2005	2006	2005
Earnings:
Pre-tax net loss (1)	$64	$(1,471)	$(15,554)	$(2,554)	$(1,732)	$(12,582)	$(17,196)	$(17,657)	$(10,918)	$(155)	$(6,894)	$(3,570)
Less: Equity in earnings of unconsolidated joint ventures	(2,282)	(1,751)	(6,114)	(6,839)	(8,456)	(9,791)	(5,944)	(586)	(503)	-	(83)	-
Plus: Distributions from unconsolidated joint ventures	2,795	2,489	8,339	6,852	7,667	7,982	6,464	179	179	-	-	-
Fixed charges	16,932	14,173	54,937	44,482	57,521	66,302	58,059	34,532	12,569	3,433	25,396	20,132
Total adjusted earnings	$17,509	$13,440	$41,608	$41,941	$55,000	$51,911	$41,383	$16,468	$1,327	$3,278	$18,419	$16,562
Fixed charges:
Interest expense (including debt issue costs amortized to interest expense)	$12,781	$12,367	$35,477	$38,538	$49,193	$51,811	$44,294	$23,012	$5,620	$2,970	$20,362	$17,493
Write-off of debt issue costs		-	7,559	-	-	-	-	7,009	4,912	-	2,097	-
Portion of rent expense representative of the interest factor (2)	4,151	3,632	11,901	10,839	14,447	14,491	13,765	4,511	2,037	463	2,937	2,639
Fair value adjustments of cash flow hedges reclassified from OCI to interest expense	-	(1,826)	-	(4,895)	(6,119)	-	-	-	-	-	-	-
Total fixed charges	$16,932	$14,173	$54,937	$44,482	$57,521	$66,302	$58,059	$34,532	$12,569	$3,433	$25,396	$20,132
Ratio of earnings to fixed charges	1.03	0.95	0.76	0.94	0.96	0.78	0.71	0.48	0.11	0.95	0.73	0.82
Additional earnings required to have a one-to-one ratio of earnings to fixed charges	$(577)	$733	$13,329	$2,541	$2,521	$14,391	$16,676	$18,064	$11,242	$155	$6,977	$3,570

(1)  Excludes net income attributable to noncontrolling interests
(2)  Represents one-third of operating lease costs, which approximates the portion that relates to the interest portion